UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 21)

DGSE Companies, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSONS Eduro Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,365,460
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,365,460
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at May 20, 2019 on the Form 10-Q filed by the Issuer on May 20, 2019.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS N10TR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,814,727
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,814,727
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,814,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%*
14	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at May 20, 2019 on the Form 10-Q filed by the Issuer on May 20, 2019.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSONS John R. Loftus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,180,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,180,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,180,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.2%*
14	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at May 20, 2019 on the Form 10-Q filed by the Issuer on May 20, 2019.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 11

SCHEDULE 13D/A

This Amendment No. 21 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011, Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011, Amendment No. 7 to the Statement on Schedule 13D filed on February 14, 2012, Amendment No. 8 to the Statement on Schedule 13D filed on October 31, 2012, Amendment No. 9 to the Statement on Schedule 13D filed on January 10, 2013, Amendment No. 10 to the Statement on Schedule 13D filed on July 31, 2013, Amendment No. 11 to the Statement on Schedule 13D filed on September 15, 2015, Amendment No. 12 to the Statement on Schedule 13D filed on February 8, 2016, Amendment No. 13 to the Statement on Schedule 13D filed on April 20, 2016, Amendment No. 14 to the Statement on Schedule 13D filed on June 22, 2016, Amendment No. 15 to the Statement on Schedule 13D filed on October 31, 2016, Amendment No. 16 to the Statement on Schedule 13D filed on December 9, 2016, Amendment No. 17 to the Statement on Schedule 13D filed on December 22, 2016, Amendment No. 18 to the Statement on Schedule 13D filed on February 16, 2017, and Amendment No. 19 to the Statement on Schedule 13D filed on January 2, 2018, and Amendment No. 20 to the Statement on Schedule 13D filed on September 19, 2018 (as so amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 13022 Preston Road, Dallas, Texas 75240.

This Amendment No. 21 to the Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 21 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 2. Identity and Background.

The following is added to the end of Item 2:

In connection with the Contribution Agreement and Assignment Agreement, each defined and described in Item 4 below, N10TR, LLC, a Delaware limited liability company (“N10TR”), is hereby added as a Reporting Person to the Schedule 13D, as amended, with respect to the Common Shares directly and beneficially owned by it. The principal business address of N10TR is 38660 Sussex Hwy., Bldg 10, #102, Delmar, Delaware 19940-3529. The principal business of N10TR is investing in securities. During the last five (5) years, N10TR has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are parties to a joint filing agreement pursuant to which the parties are filing this Schedule 13D. The joint filing agreement is filed as an exhibit to this Schedule 13D.

John R. Loftus, the Chairman of the Board, President and Chief Executive Officer of the Issuer, is the controlling member of N10TR.

Item 3. Source and Amount of Funds or Other Consideration.

The following is added to the end of Item 3:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 11

Item 4. Purpose of Transaction.

The following is added to the end of Item 4:

On May 20, 2019, Corrent Resources, LLC (“Corrent”), a wholly owned subsidiary of the Issuer, entered into an asset purchase agreement (the “Purchase Agreement”) with each of Echo Environmental, LLC and its wholly owned subsidiary ITAD USA, LLC (collectively the “Echo Entities”), pursuant to which the Echo entities agreed to sell, and Corrent agreed to purchase, all of the assets, rights and interests of the Echo Entities (the “Acquired Assets”) for $6,925,978 (the “Echo Transaction”). In connection with the Echo Transaction, on May 20, 2019, Corrent executed and delivered to John R. Loftus, the Issuer’s CEO, President and Chairman, a promissory note (the “Corrent Note”), pursuant to which Corrent borrowed from John R. Loftus $6,925,979, the proceeds of which were used to purchase the Acquired Assets.

On May 20, 2019, DGSE Companies, LLC (“DGSE LLC”), a wholly owned subsidiary of the Issuer, executed and delivered to John R. Loftus a promissory note (the “DGSE LLC Note”), pursuant to which DGSE LLC borrowed from John R. Loftus $3,074,021, the proceed of which were used to pay in full the approximately $3,074,021 debt owed by the Company to Elemetal, LLC (“Elemetal”) or its subsidiaries as a result of bullion-related transactions.

On May 20, 2019, Elemetal entered into a stock and note purchase agreement (the “Stock Purchase Agreement”) with John R. Loftus, pursuant to which Elemetal agreed to sell, and John R. Loftus agreed to purchase, (a) 12,814,727 shares of the Issuer (either held directly or as held in Elemetal’s wholly owned subsidiary, Truscott Capital, LLC) (the “Stock”) and all of Elemetal’s rights associated with such shares, including, but not limited to, all of Elemetal’s rights under that certain Registration Rights Agreement dated December 9, 2016 and entered into between the Issuer, Elemetal and NTR Metals, LLC, and (b) all of Elemetal’s rights in and to that certain Secured Promissory Note (the “Note”), dated December 29, 2016, in the original principal amount of $990,000, executed by BB&V, LLC and made payable to Elemetal, which Note is secured pursuant to that certain RBC Pledged Account Agreement (the “Pledge Agreement” and together with the Note, the “Note Interest”). Immediately prior to the consummation of the Stock Purchase Agreement, John R. Loftus owned (a) 100% of the outstanding uncertificated membership units and common interests of NTR Metals, LLC (the “NTR Units”), (b) 1,800 Class A Common and 11,235,859 Class J Preferred uncertificated membership units of Elemetal (the “Elemetal Units”), and (c) 85.5% of the outstanding uncertificated membership units and common interests of JL-PN, LLC (the “JL-PN Units” and together with the NTR Units and Elemetal Units, the “Membership Units”). JL-PN is a single-purpose holding company that held 657,900 (approximately 32.95%) of the outstanding uncertificated Class A Common membership units and common interests of Elemetal. The consideration paid by John R. Loftus for the Stock and the Note Interest consisted of (a) $5,000,000 in cash plus (b) all of John R. Loftus’ right, title and interest in the Membership Units.

On May 20, 2019, John R. Loftus and N10TR entered into a Contribution Agreement, dated May 20, 2019 (the “Contribution Agreement”), and an Assignment Agreement, dated May 20, 2019 (the “Assignment Agreement”), pursuant to which John R. Loftus agreed to transfer, assign, convey and deliver to N10TR all of his right, title and interest in and to the Stock, as well as all registration rights relative to the Stock. Pursuant to the Contribution Agreement and the Assignment Agreement, John R. Loftus transferred beneficial ownership in the Stock to N10TR for no consideration. The Contribution Agreement and the Assignment Agreement are filed as exhibits to this Schedule 13D.

The foregoing descriptions of the Purchase Agreement, the Corrent Note, DGSE LLC Note, the Stock Purchase Agreement, the Contribution Agreement and Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which have been included as Exhibits 99.41, 99.42, 99.43, 99.44, 99.45 and 99.46, respectively, to this Amendment No. 21 and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	See rows 11 and 13 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b)	See rows 7 through 10 of the cover page for each Reporting Person.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 11

Mr. Loftus, by virtue of his relationship with Eduro Holdings, LLC (as disclosed in Item 2 of Amendment No. 20), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Common Shares that Eduro Holdings, LLC directly beneficially owns. Mr. Loftus disclaims beneficial ownership of such Common Shares for all other purposes, except to the extent of his pecuniary interest therein.

Mr. Loftus, by virtue of his relationship with N10TR (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Common Shares that N10TR directly beneficially owns. Mr. Loftus disclaims beneficial ownership of such Common Shares for all other purposes, except to the extent of his pecuniary interest therein.

Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c)	Except as disclosed in Item 3 of this Schedule 13D and Item 4 of this Amendment, the Reporting Persons have not effected any transaction in the Common Shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 11

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of NTR (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 9 of 11

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.25	Amendment to Stock Agreement, dated as of October 30, 2012, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.26	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.27	Amendment No. 1 to Option Grant Agreement, dated as of January 7, 2013, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.28	Second Amendment to Stock Agreement, dated as of March 31, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.29	Investor Representation Letter and Agreement, dated May 16, 2011 by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.30	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.31	Agreement to Exercise Rights Under Stock Agreement, dated July 18, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.32	Press Release issued by Elemetal, LLC and NTR Metals, LLC on February 8, 2016 (previously filed as an Exhibit to the Schedule 13D filed by NTR on February 8, 2016)

99.33	Letter of Intent, dated April 18, 2016, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.34	Letter of Intent, dated April 18, 2016, by and between Elemetal, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.35	Stock Purchase Agreement, dated June 20, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.36	Form of Registration Rights Agreement, dated December 9, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.37	Form of Warrant to Purchase Shares of Common Stock of DGSE Companies, Inc., dated December 9, 2016 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.38	Contribution Agreement, dated as of August 29, 2018, by and between NTR Metals, LLC and Eduro Holdings, LLC

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99.39	Assignment Agreement, dated as of August 29, 2018, by and between NTR Metals, LLC and Eduro Holdings, LLC

99.40	Joint Filing Agreement, dated as of September 7, 2018, by and between Eduro Holdings, LLC and John R. Loftus

99.41	Purchase Agreement, dated May 20, 2019, by and among Echo Environmental, LLC, ITAD USA, LLC and Corrent Resources, LLC*

99.42	Promissory Note, dated May 20, 2019, by and between Corrent Resources, LLC and John R. Loftus

99.43	Promissory Note, dated May 20, 2019, by and between DGSE Companies, LLC and John R. Loftus

99.44	Stock and Purchase Agreement, dated May 20, 2019, by and between John R. Loftus and Elemetal, LLC*

99.45	Contribution Agreement, dated as of May 20, 2019, by and between John R. Loftus and N10TR, LLC

99.46	Assignment Agreement, dated as of May 20, 2019, by and between John R. Loftus and N10TR, LLC

99.47	Joint Filing Agreement, dated as of May 23, 2019, by and between John R. Loftus, Eduro Holdings, LLC and N10TR, LLC

*Pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC, certain schedules and exhibits to this agreement have been omitted. The registrant hereby agrees to furnish supplementally to the SEC, upon its request, any or all omitted schedules and exhibits.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2019

Eduro Holdings, LLC

By:	/s/ John R. Loftus
Name:	John R. Loftus
Title:	Sole Member
N10TR, LLC

By:	/s/ John R. Loftus
Name:	John R. Loftus
Title:	Controlling Member

/s/ John R. Loftus
john r. loftus